Elephant Craft Inc.



ANNUAL REPORT

26741 Portola Pkwy.

Foothill Ranch, CA 92610

0

www.elephantcraftseltzer.com

This Annual Report is dated May 2, 2022.

BUSINESS

We are a Craft Hard Seltzer company which incorporates strictly REAL ingredients, innovative flavor profiles, and a little more kick compared to our other hard seltzer brethren. Our business was built off of the priciples of doing good (1% of all profit go to supporting the African Elephant and its caretakers), being good (we only hire the best of the best and when they become a part of our herd we take care and protect them as our extended family), and making good (we believe we make the best hard seltzer on the planet from only the highest quality ingredients).

Currently our craft hard seltzers are in production and will be for sale in May 2022 into all of California via a direct to consumer sales from our website and simultaneously through traditional distribution in Southern CA.

With the hard seltzer market growing at 160% YoY in 2020 to $4.1 billion, Goldman Sachs is estimating the hard seltzer market to reach $30 billion in sales by 2025. We are stampeding into the hard seltzer market, aiming to lead a "craft" revolution and owning the #1 spot among real ingredient/craft hard seltzer producers.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $70.00

Number of Securities Sold: 7,000,000

Use of proceeds: General Start-up Expenses, issuance of founders shares.

Date: February 24, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Without funding, we can currently operate the business without revenue generation for about 3 months. After funding, we would be able to operate the business without revenue generation for about 15 months. We plan on beginning to generate revenue in the month of May 2022.

Foreseeable major expenses based on projections:

On the forefront, our major expenses will be funding inventory through our co-packer, key hires, and marketing. In other words, we'll be putting all of our resources to fueling sales and brand awareness. Over the long term, in order to increase our margins (thus opening up traditional distribution) we will need to build out our own facility- to include a full production facility and seltzer bar.

Future operational challenges:

We expect a significant increase in sales as we get our seltzers to market and people start to experience the amazing difference in our product, mission, and brand. With that, our co-packing facility is going to need to scale or we are going to need to outsource more production and/or build out our own manufacturing facilities. In doing so, we will need to be paying meticulous attention to detail and be hiring the right partners with experience and expertise. A part of our mission/mantra is to "Be Good"- having the best team is just a part of who we are, "Make Good" is a no exception policy. We will be holding ALL of our partners to that same expectation of excellence.

Future challenges related to capital resources:

We expect to be relatively spartan in reserving as much as our profit for growth as possible. But it's like that with significant scale, we are going to need additional cash flow to fund inventory/POs, build out more of the team, and eventually, build out a new facility. This is all going to require cash. Once we have built out a significant revenue stream we'll have more resources available through bank LOCs, but we also foresee the need for a Series A raise at some point in the future. We have seen traditional VC groups and Angel investors pulling back on their funding projects during the covid-era, but we are confident that in showing them our sales traction and extraordinary brand ambassadorship that we'll be able to overcome the stalemate and the investment opportunities will start to be put back on the board.

Future milestones and events:

There are a number of milestones that we are looking towards that will directly affect our growth and/or financial efficiencies:

- Launching to market via our Direct to Consumer channel as well as SoCal distribution w/ key retailers- May '22

- Diversifying our formats from just package (6pk and 12pks) to also include draft for on-premise accounts- Fall '22

- Once we have established a firm foothold via traditional distribution in our backyard, we will look to start expanding into other close regional markets (ex. Arizona, Nevada, Northern CA)- Spring '23

- One of the most fun parts (and highly profitable) of our business plan is building out a seltzer bar/restaurant where we can showcase the versatility of hard seltzer and lead in its innovation- Summer '23

- From there, we will look to continue to expand in markets where we feel we can create significant pull and demand for our brand and products

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $15,324.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Stephen Young

Amount Owed: $49,639.53

Interest Rate: 0.0%

No interest rate or fixed maturity.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stephen Young

Stephen Young's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Co-Founder, Director, and President

Dates of Service: February 03, 2020 - Present

Responsibilities: As CEO Stephen is responsible for the overall vision and direction of the company, creating and managing the overall organizational structure and resources of the business, and leading the team of Directors and Officers in their respective areas of their expertise. Salary: $100,000 Equity Compensation: Owner's Equity Position- no additional equity grants at this time

Other business experience in the past three years:

Employer: Towne Park Brew, Inc.

Title: President

Dates of Service: May 01, 2018 - February 02, 2020

Responsibilities: Stephen was responsible for building out and maximizing the sales, production, finances, and internal teams of Towne Park Brew, Inc.

Other business experience in the past three years:

Employer: Stone Distribution Co.

Title: District Manager- Chain

Dates of Service: October 01, 2010 - December 31, 2016

Responsibilities: Stephen was responsible for building out the off-premise chain (Grocery, Department, Big Box, Convenience, and Drug) business for Stone Distribution. He built and managed the team from scratch into the largest team in the business (of about 80 reps) and was responsible for selling in 45+ craft brands that Stone Distribution represented (Saint Archer, Port Brewing, Modern Times, Russian River, etc.) into these chains.

Other business experience in the past three years:

Employer: ViraTech CA

Title: Co-Founder / Managing Partner

Dates of Service: June 01, 2020 - March 01, 2021

Responsibilities: Oversite of all company operations, sales, finances, and outreach.

Name: Ian Knowles

Ian Knowles's current primary role is with Spruce & Norton. Ian Knowles currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer, Co-Founder, and Director

Dates of Service: February 03, 2020 - Present

Responsibilities: Financial planning, strategies, and efficiencies. Salary: None currently Equity Compensation: Owner's Equity Position- no additional equity grants at this time

Other business experience in the past three years:

Employer: Spruce & Norton

Title: Managing Partner

Dates of Service: November 01, 2013 - Present

Responsibilities: Managing Partner

Other business experience in the past three years:

Employer: Lucas Brand Equity

Title: Venture Partner

Dates of Service: January 01, 2012 - Present

Responsibilities: Lucas Brand Equity 'LB Equity' is a boutique venture growth equity firm focused on investing and supporting growth stage consumer brands with a primary focus on natural Personal Care, Skin care, Hair Care, Cosmetics and Plant based wellness.

Other business experience in the past three years:

Employer: Multiple Businesses

Title: Board Member

Dates of Service: August 01, 2019 - Present

Responsibilities: Ian is on the board of multiple businesses including Defunkify, Powell & Mahoney Craft Cocktail Mixers, and Herb Essentials.

Name: Brett Lawrence

Brett Lawrence's current primary role is with Rancho Las Lomas. Brett Lawrence currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary, Director, and Co-Founder

Dates of Service: February 03, 2020 - Present

Responsibilities: Secretary- Salary: None currently Equity Compensation: Owner's Equity Position- no additional equity grants at this time

Other business experience in the past three years:

Employer: Towne Park Brew Co.

Title: CEO

Dates of Service: September 29, 2017 - July 29, 2020

Responsibilities: Management

Other business experience in the past three years:

Employer: Rancho Las Lomas

Title: CEO

Dates of Service: July 29, 2010 - Present

Responsibilities: Management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock Class A

Stockholder Name: Stephen Young

Amount and nature of Beneficial ownership: 1,536,553

Percent of class: 23.91

Title of class: Common Stock Class A

Stockholder Name: Brett Lawrence

Amount and nature of Beneficial ownership: 772,416

Percent of class: 12.02

Title of class: Common Stock Class A

Stockholder Name: Ian Knowles

Amount and nature of Beneficial ownership: 275,862

Percent of class: 4.29

RELATED PARTY TRANSACTIONS

Name of Entity: Stephen Young

Relationship to Company: Officer

Nature / amount of interest in the transaction: Funds advance of $49,639.63

Material Terms: No interest rate or fixed maturity.

OUR SECURITIES

The company has authorized Common Stock Class A, Common Stock Class B, and Preferred

Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock Class B.

Common Stock Class A

The amount of security authorized is 5,100,000 with a total of 5,100,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock Class A.

Common Stock Class B

The amount of security authorized is 4,900,000 with a total of 1,900,000 outstanding.

Voting Rights

There are no voting rights associated with Common Stock Class B.

Material Rights

There are no material rights associated with Common Stock Class B.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in Elephant Craft, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock equity in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Elephant Craft Hard Seltzer. Delays or cost overruns in the development of our Elephant Craft Hard Seltzer and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Elephant Craft, Inc. was formed on February 3, 2020 and are planning to launch to market June 1, 2021. Accordingly, the Company has not yet accrued any sales upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Elephant Craft, Inc. has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. We are set to launch to market June 1, 2021. If you are investing in this company, it's because you think that Elephant Craft Hard Seltzer is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Elephant Craft Inc.

By /s/ *Stephen Young*

    Name: Elephant Craft Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Elephant Craft Hard Seltzer
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Brewery Sales	5,657.74
Uncategorized Income	94,207.84
Total Income	99,865.58
Cost of Goods Sold	
Brewery	
Brewery Packaging	5,440.62
Brewery Raw Materials	18,432.24
Contract Brewing	9,751.85
Direct Labor	
Subcontractors	503.00
Total Direct Labor	503.00
Shipping	2,960.41
Total Brewery	37,088.12
Merchandise	3,382.67
Total COGS	40,470.79
Gross Profit	59,394.79
Expense	
Advertising & Promotion	21,527.54
Bank Service Charges	677.10
Computer and Internet Expenses	461.33
Dues & Subscriptions	95.00
Freight & Delivery	3,305.04
Insurance	
Health Insurance	5,059.11
Insurance Workers Comp	5,220.06
Total Insurance	10,279.17
Interest Expense	5,333.31
Legal & Professional Fees	31,746.99
Marketing	
Content & Digital	6,250.00
Contractor	23,990.00
Social	13,264.62
Total Marketing	43,504.62
Meals and Entertainment	234.04
Merchant deposit fees	0.00
Mileage Reimbursement	480.00
Office Supplies	74.90
Other Direct Operating	225.96
Other General and Admin Expense	44.97
Payroll Expenses	
Payroll Fees	745.36
Taxes	8,049.91
Wages	80,416.48
Payroll Expenses - Other	0.00
Total Payroll Expenses	89,211.75

Elephant Craft Hard Seltzer
Profit & Loss
January through December 2021

	Jan - Dec 21
Permits & Licenses	260.00
Recipe Testing	15,000.00
Software/Website Expenses	531.00
Supplies	351.73
Taxes	800.00
Telephone Expense	36.98
Total Expense	224,181.43
Net Ordinary Income	-164,786.64
Other Income/Expense	
Other Income	
NonTaxable PPP Loan Forgiveness	45,000.00
Total Other Income	45,000.00
Net Other Income	45,000.00
Net Income	**-119,786.64**

CERTIFICATION

I, Stephen Young, Principal Executive Officer of Elephant Craft Inc., hereby certify that the financial statements of Elephant Craft Inc. included in this Report are true and complete in all material respects.

Stephen Young

CEO